

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

April 10, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Re: AT&T Corp.
Incoming letter dated January 10, 2002

Dear Mr. Thomson:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposal submitted to AT&T by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Damon Silvers
Associate General Counsel
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

ORIGINAL



John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

January 10, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
AFL-CIO Reserve Fund
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") five proposals and a supporting statement (collectively, the "Proposals") submitted by the AFL-CIO Reserve Fund (the "Proponent") by letter received by the Company on November 21, 2001. Enclosed herewith are six (6) copies of the Proposals.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposals from its Proxy Materials.

The Proponent's first proposal (the "First Proposal") is as follows:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T,


Recycled Paper

shareholders will be given the opportunity to vote separately on whether the new corporation will … [h]ave a classified board of directors;"

The Proponent's second proposal (the "Second Proposal") is as follows:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will … [e]liminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law;"

The Proponent's third proposal (the "Third Proposal") is as follows:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will … [e]liminate the right of shareholders to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required under state law;"

The Proponent's fourth proposal (the "Fourth Proposal") is as follows:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will … [r]equire approval of more than a majority of shareholders to amend some or all provisions of the charter;"

The Proponent's fifth proposal (the "Fifth Proposal") is as follows:

"RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders will be given the opportunity to vote separately on whether the new corporation will … [r]equire approval of more than a majority of shareholders to amend some or all bylaws."

The Proponent then states that each of the five Proposals "shall be the subject of a separate management proposal."

By letter dated December 6, 2001, the Company in accordance with Rule 14a-8(f)(1) provided the Proponent with the opportunity to reduce the five Proposals to the one proposal permitted by Rule 14a-8(c). By letter dated December 12, 2001, the Proponent declined to make any revision to its Proposals.

AT&T has concluded that the Proposals may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(c) and 14a-8(f)(1), 14a-8(i)(6) and 14a-8(i)(3).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

I. *The Proposals Contain More Than One Proposal (Rules 14a-8(c) and 14a-8(f)(1))*

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal, and an accompanying supporting statement, to a company for a particular shareholders' meeting. In Securities Exchange Act Release 34-12999 (November 22, 1976) ("Release 34-12999"), the Commission noted that "in recent years several proponents have exceeded the bounds of reasonableness … by submitting excessive numbers of proposals … Such practices are inappropriate … not only because they constitute an unreasonable exercise of the right to submit proposals but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." Since 1976, when Release 34-12999 reduced the number of proposals a shareholder is permitted to submit for inclusion in a proxy statement to two (later reduced to one), the Staff has considered a number of no-action requests relating to multi-faceted shareholder proposals, in some cases judging them to be a single concept with multiple elements, and in many other cases judging them to address sufficiently different substantive areas to warrant no-action relief. The Proponent has purported to package five highly disparate corporate governance issues into a single proposal. In its December 12, 2001, letter to the Company the Proponent has asserted that its proposals are "essential to a single well-defined unifying concept." First, the Proponent claims that "[t]he concept underlying [its submission] is that shareholders should be given the opportunity to vote separately on corporate governance changes that reduce shareholder rights when shareholders are asked to approve a restructuring of AT&T's business." Interestingly enough, however, the Company notes that the Proposals themselves do not actually express this "concept", and that Proponent declined the opportunity to recast its five Proposals into a single proposal to require separate votes generally on governance changes adverse to shareholders. Second, the Proponent asserts "[i]n other words, [its submission] aims to require 'unbundling' of *dissimilar* [emphasis supplied] matters presented for a single shareholder vote." Interestingly, again, the Proposals also fail to state this "aim", and, again, the Proponent declined the opportunity to recast its five admittedly "dissimilar" Proposals into a single proposal to require "unbundled" votes generally on corporate governance matters related to AT&T's restructuring.

While drafted as a single submission, the Proposals raise five separate and distinct corporate governance issues and, tellingly, specifically request that each item be the subject of a "*separate*" [emphasis supplied] management proposal whenever a "new corporation" is formed as part of any AT&T restructuring that requires a shareholder vote. So, for example, if a restructuring step requiring shareholder approval involved the creation of, say, three new corporations (see discussion in Part II, *infra*), the Proponent would have AT&T include in its proxy materials seeking approval for such step fifteen separate additional proposals relating to governance items, five for each new corporation. This would appear to lead to just the kind of unreasonable abuse of multiple proposals and reduction in the effectiveness of proxy documents that concerned the Commission in Release 34-12999.

The Proponent appears to be attempting to circumvent the single proposal requirement of Rule 14a-8(c) by mischaracterizing disparate proposals as actions implementing a single policy. The single proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple proposals as elements of a single submission. In Allstate Corp., January 29, 1997, the proponent's submission included five or six separate required actions or prohibitions of actions directed toward the adoption of a cumulative method of voting. The Staff found the submission to contain multiple proposals and therefore to be excludable. The Proposals are also similar in nature to a shareholder submission received by MNC Financial, Inc., March 6, 1991, where the proponent sought to reduce operating losses by proposing four separate and distinct ways to reduce operating costs. Although all related to the reduction of operating costs, the Staff concurred that the submission contained at least three substantive matters and, therefore, involved three proposals. Similarly, in Philadelphia Electric Co., January 8, 1993, the proponent requested that the company stop granting any raises or bonuses and that the company not retire debt or recall preferred stock until a dividend level of $2.20 was reached. The Staff found the proposals to be separate and distinct from one another although each proposal was contingent upon the dividend level. Furthermore, in Igen International, Inc., July 3, 2000, a submission which included a number of disparate corporate governance matters, including the number and type of directors, the frequency of board meetings and the calling of special shareholders' meetings by shareholders, the Staff found the submission to be excludable under Rule 14a-8(c) and Rule 14a-8(f)(1). See also, Occidental Petroleum Corp., February 23, 1998; Fotoball, Inc., May 6, 1997; Doskocil Companies Inc., May 4, 1994; Delta Air Lines, July 9, 1993; and Bob Evans Farms, Inc., May 31, 2001.

The few occasions where the Staff has concluded that multiple elements of a single submission do not constitute multiple proposals are those in which each of the parts are very closely related to a single subject matter. For instance, in Ametek, Inc., February 15, 1994, the Staff found that a proposal containing three parts regarding board diversification matters was a single submission. In Computer Horizons Corp., April 1, 1993, the Staff noted that all elements of a proposal related to one narrow concept, the elimination of anti-takeover defenses. See also, Westinghouse Electric Corp, January 27, 1995; McDonald's Corp., December 2, 1992; and Ferrofluidics Corp., September 18, 1992 in which all elements related to the topic of executive compensation.

The only concept as to which the five components of the Proponent's submission can fairly be said to relate is the very broad and amorphous topic of corporate governance generally, a topic which probably is the subject of more shareholder proposals than any other. Contrary to the assertions in the Proponent's December 12, 2001 letter, the "concept" of the Proposals cannot be separate voting on corporate governance issues that "reduce" shareholder rights, because out of an unlimited possible number of the corporate governance matters that might affect shareholder rights, arguably adversely[1], the Proponent has selected only five, and no others. Similarly, the "concept" of the Proposals cannot be the "unbundling" of "dissimilar" corporate governance matters, because of all the possible dissimilar corporate governance matters that might arise, the Proponent has only selected the same five very dissimilar matters, and no others. In its supporting statement, the Proponent expresses "concern" over certain corporate governance features proposed by AT&T in a proxy filing made in July 2001 for a particular corporation to be called AT&T Communications Services ("ACS"). However, the proposed ACS governance features can also not be considered the "unifying concept" of the Proposals because the Proposals are not limited ad hoc to the formation of ACS but specifically apply to any "new corporation" that might be created in "any future restructuring". In any event, the Company notes that it has formally terminated its previous plans to form ACS. See discussion in Part III, *infra*.

Thus the only "concept" to which the Proposals might legitimately relate is corporate governance generally, far too broad a topic under the no-action precedents cited above to transmute five proposals into one. And the five corporate governance issues raised by Proponent are themselves quite disparate; for example, in the case of a Delaware stock corporation like the formerly proposed ACS, the five Proposals would each primarily relate to a different section of the Delaware General Corporation Law: Section 141 (Proposal 1); Section 228 (Proposal 2); Section 211 (Proposal 3); Section 242 (Proposal 4); and Section 109 (Proposal 5). The various Proposals may each be important governance issues in their own right. In fact, some of the individual governance issues advanced by Proponent have been frequent topics of separate shareholder proposals, for example, the First Proposal relating to classified boards.

[1] Incidentally, the Company takes issue with Proponent's assertion that the corporate governance issues raised by Proponent necessarily "reduce" shareholder rights. For example, the Second Proposal's governance issue of eliminating rights of shareholders to act by written consent, would certainly be viewed in many circumstances as a protection for minority shareholders by restricting the majority's right to act without a meeting.

See DT Industries, Inc., September 4, 2001 (proposal concerning declassifying board); and Gyrodyne Co. of America, August 18, 1999 (proposal relating to abolishing a classified board). Similarly, the Third Proposal relating to shareholders calling special meetings has also been the topic of many separate shareholder proposals. See Metromedia International Group, Inc., March 27, 2001 (proposal to amend bylaws to provide shareholders owning a specified amount of common stock the right to call a special meeting); and SI Handling Systems, Inc., May 5, 2000 (proposal to adopt bylaws so that shareholders can call special meetings). But to attempt to combine five such wide ranging governance topics into one is a clear violation of the single proposal limitation.

Therefore, the Company believes that the Proposals may be omitted from its Proxy Materials because the Proposals contains multiple proposals that are not related to a single specific concept and the Proponent has declined to revise the Proposals to reduce the number of proposals to one in accordance with Rules 14a-8(c) and 14a-8(f)(1).

II. THE PROPOSALS MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSALS

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." See, e.g., AT&T Corp., February 13, 2001. To implement the Proposals, the Company would be required, each time it formed a "new corporation" in connection with "any future restructuring" that required shareholder approval, to include five separate very specific management proposals in its proxy materials relating to each such new corporation. Such new corporations might be incorporated under the laws of any state or foreign country and might be any kind of corporation permitted in that jurisdiction. However, the Proponent's specific governance Proposals appear to be drafted only with a Delaware stock corporation (or other states with similar stock corporation laws) in mind. For example, the Second Proposal to have a separate shareholder vote on whether to eliminate the right of shareholders under state law to act by written consent would be feasible for a Delaware corporation, where Section 228 of the Delaware General Corporation Law permits shareholder action by written consent, but it would be nonsensical for a corporation formed under the laws of a state that does not provide for such shareholder action. It would not be possible for the Company to effectuate the Second Proposal in such a case. Even limiting the analysis to Delaware, a new corporation could easily be organized, for example, under the Delaware Limited Liability Company Act. In this case, AT&T could not effectuate the First Proposal relating to classified boards because Delaware Limited Liability Corporations do not have a board of directors. Also, in this case, the Company could not effectuate the Second, Third, Fourth and Fifth Proposals, all of which relate to shareholder rights, because Delaware Limited Liability Corporations do not have shareholders.

Furthermore, the Proposals overlook the fact that the Company's "future restructuring" could entail arrangements with third parties which could render the corporate governance of resulting "new corporations" outside the Company's control. For example, the Company recently reached agreement with Comcast Corporation for a merger of the two companies' broadband businesses, which merger will involve at least three "new corporations". See AT&T Corp., Current Report on Form 8-K dated December 21, 2001 and exhibits thereto. In this case, for example, Section 2.01 of the Agreement and Plan of Merger (See Exhibit 2.1 to Current Report, *supra*) specifically provides that the certificate of incorporation and bylaws of certain of these "new corporations" be in an already agreed upon form at the time of the consummation of the proposed merger. Such an arrangement would make it impossible for the Company to implement the Proposals with regard to these new corporations without breaching its contractual obligations to Comcast Corporation. See, e.g., Whitman Corp., February 15, 2000 (proposal that would unilaterally rescind an existing agreement with another company). Thus, even if the Company adopted the Proposals, future arrangements with third parties might not allow the Company to institute the Proposals. For this and the other reasons mentioned above, the Company lacks the authority to implement the Proposals, and therefore, they may be excluded under Rule 14a-8(i)(6).

III. THE PROPOSALS MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The supporting statement of the Proposals contains information about a past AT&T plan for corporate restructuring that will be misleading to shareholders. Specifically, the Proponent describes the Company's July 2001 proxy filing which dealt with the proposed formation of ACS and the creation of broadband and consumer tracking stocks. This information is substantially out of date. Based on the agreement between AT&T and Comcast Corporation (discussed in Part II, *supra*), the Company has terminated its previous plans to form ACS and to create a broadband tracking stock. Therefore, as drafted, the Proposals do not provide shareholders with the correct and up-to-date information necessary for a fair shareholder vote on the Proposals. See, e.g., Comshare, Inc., August 23, 2000; Weirton Steel Corp., April 21, 2000; Dow Jones & Co., Inc., March 9, 2000.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposals are excluded from the Company's 2002 Proxy Materials under Rule 14a-8(c) and 14a-8(f)(1), Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 21, 2001

By Facsimile and Overnight

AT&T Corporation
32 Avenue of the Americas
New York, NY 10013-2412
Attention: Corporate Secretary

Dear Sir or Madam,

On behalf of the the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of AT&T Corp. (the "Company") and Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, the Fund intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 2,416 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Toby Sheppard Bloch at 202-637-5379.

Sincerely,

Richard Trumka
Secretary-Treasurer

RESOLVED: Shareholders of AT&T Corp. ("AT&T") urge the Board of Directors to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders shall be given the opportunity to vote separately on whether the new corporation will:

- Have a classified board of directors;
- Eliminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law;
- Eliminate the right of shareholders to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required under state law;
- Require approval of more than a majority of shareholders to amend some or all provisions of the charter; or
- Require approval of more than a majority of shareholders to amend some or all bylaws.

Each item above shall be the subject of a separate management proposal.

SUPPORTING STATEMENT

AT&T has been exploring various ways to restructure its businesses. In July 2001, AT&T filed a preliminary proxy statement for a special shareholder meeting seeking shareholder approval for a series of transactions and changes to AT&T's capital structure.

AT&T planned to ask shareholders to approve (a) the creation of tracking stocks reflecting the value of the broadband and consumer services businesses, and (b) the spinoff of a new company, to be called "AT&T Communications Services" ("ACS"), to hold the business services and consumer services businesses. Although the special meeting was not held, AT&T continues to explore restructuring options.

We are concerned about the corporate governance features that were contemplated for ACS. Specifically, AT&T stated in the proxy statement that ACS's charter would establish a classified board, provide that ACS shareholders have no right to call a special meeting or act by written consent, and require the approval of at least 80% of outstanding shares to amend certain charter provisions and bylaws. We believe that these features may have the effect of entrenching management and making it more difficult for shareholders to hold management accountable, especially if ACS adopts a poison pill (which AT&T stated it expected ACS's board to do).

There is evidence that firms with the strongest shareholder rights significantly outperform companies with weaker shareholder rights and the broader market. A 2001 study of 1,500 firms by researchers at Harvard and the Wharton School found a significant positive relationship between greater shareholder rights, as measured by a governance index, and both firm valuation and performance from 1990 to 1999. The index took into account, among other things, whether a company had a poison pill, classified board or supermajority voting requirement, and whether shareholders had the right to call a special meeting or act by written consent.

In light of this link between governance and performance, we believe shareholders should be permitted to vote separately on governance features that restrict shareholder rights. We urge shareholders to vote for this proposal.



295 North Maple Avenue
Basking Ridge, NJ 07920

December 6, 2001

Mr. Toby Sheppard Block
AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006-4104

Dear Mr. Block:

This is in further reference to Mr. Trumka's letter of November 21, which was submitted on the behalf of the AFL-CIO Reserve Fund, regarding a request for the inclusion of five shareholder proposals in AT&T's 2002 Notice of Annual Meeting and Proxy Statement.

As you may be aware, Rule 14a-8 (c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In accordance with Rule 14a-8 (f) (1), by this letter AT&T hereby provides you with the opportunity to reduce to the limits required by the SEC Rule the number of proposals submitted by Mr. Trumka. The SEC Rule also requires that your response must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

If I can be of further assistance on this matter, please contact me at 908 221-8805.

Very truly yours,

Joseph P. Gallagher – Manager
Office of the Corporate Secretary

Via FedEx

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

December 12, 2001

Joseph P. Gallagher, Manager
Office of the Corporate Secretary
AT&T Corp.
295 North Maple Avenue
Room 1215-L-1
Basking Ridge, NJ 07920

Dear Mr. Gallagher,

I write in response to your letter to Toby Sheppard Bloch dated December 6, 2001, in which you assert that the proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund") is five separate proposals and request that the Fund reduce the number of proposals to one pursuant to Rule 14a-8(f)(1). The Fund believes that the Proposal is in fact a single proposal, not five, and declines to revise the proposal in the manner you request.

Securities Exchange Act Release No. 12999 states that a proposal, like the Proposal, that contains several components will not be treated as multiple proposals if the components "are closely related and essential to a single well-defined unifying concept." The concept underlying the Proposal is that shareholders should be given the opportunity to vote separately on corporate governance changes that reduce shareholder rights when shareholders are asked to approve a restructuring of AT&T's business. In other words, the Proposal aims to require "unbundling" of dissimilar matters presented for a single shareholder vote.

The proposal sets forth five corporate governance features that would each require separate shareholder approval. In a conversation with my colleague, Beth Young, you indicated that, in determining that the Proposal is five proposals, you relied on the fact that the Proposal provides that each feature should be voted on separately. However, the requirement for a separate vote does not transform one proposal into five, since it is the "single well-defined unifying concept" that requires such separate votes.

Please do not hesitate to contact me on 202-637-3953 if you need anything further.

Very truly yours,

Damon Silvers

Damon Silvers
Associate General Counsel

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

February 7, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by AT&T Corporation to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a non-binding shareholder proposal (the "Proposal") to AT&T Corporation ("AT&T" or the "Company"). The Proposal asks AT&T to adopt a policy that when AT&T seeks shareholder approval for any future restructuring resulting in the creation of a new corporation by AT&T, shareholders shall be given the opportunity to vote separately on whether the new corporation will:

- Have a classified board of directors;
- Eliminate the right of shareholders to act by written consent or impose a requirement that a larger number of consents be delivered than required under state law;
- Eliminate the right of shareholders to call a special meeting or impose a requirement that a larger percentage of shareholders demand such a meeting than required under state law;
- Require approval of more than a majority of shareholders to amend some or all provisions of the charter; or
- Require approval of more than a majority of shareholders to amend some or all bylaws.



The Proposal makes clear that each bulleted item should be the subject of a separate management proposal. In this letter, each bulleted item is referred to as a "Shareholder Impairment."

In a letter to the Commission dated January 10, 2002, AT&T stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders and sought assurance from the Staff that no enforcement action would be taken as a result of such exclusion. AT&T argues that the Proposal violates the one-proposal rule, that it is beyond the Company's power to implement and that it is false or misleading. As discussed more fully below, the Company has failed to meet its burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

One-Proposal Rule

Rule 14a-8(c) permits each shareholder of a company to submit one shareholder proposal for consideration at a particular shareholders' meeting. AT&T argues that the Proposal violates this rule because it actually consists of five proposals, each seeking a shareholder vote on a separate Shareholder Impairment. For example, AT&T characterizes as the Fund's "First Proposal" the part of the Proposal requesting that shareholders be given an opportunity to vote on whether a newly-created corporation will have a classified board of directors. However, AT&T's argument fails because the Proposal's elements all relate to a single well-defined unifying concept.

Securities Exchange Act Release No. 12999 states that a proposal, like the Proposal, that contains several components will not be treated as multiple proposals if the components "are closely related and essential to a single well-defined unifying concept." The Proposal's well-defined unifying concept is that certain kinds of shareholder-disempowering corporate governance features should not be bundled into a management proposal seeking approval for a restructuring. This proposition is supported by the Council of Institutional Investors, an organization of pension funds with over $1 trillion in assets, whose core policies state, "Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled." (See http://www.cii.org/corp_governance.htm; general principle A.2)

To implement this concept, the Proposal sets forth a list of corporate governance features for which separate shareholder approval should be required: the establishment of a classified board, the elimination of shareholders' right to act by written consent or call a special meeting of shareholders, and the imposition of supermajority voting requirements to amend the charter or bylaws. Contrary to AT&T's assertion in the No-Action Request, the components of the Proposal do not "relate to the very broad and amorphous topic of corporate governance." Rather, each of the features on which the Proposal requests a separate shareholder vote restricts in a fundamental way the power of shareholders under the company's governing instruments to take action to affect the governance of the company.

The Staff has consistently declined to grant no-action relief with respect to proposals whose elements relate to the same subject, even when those elements are distinct and would require separate corporate action. For example, in Ametek, Inc. (available Feb. 15, 1994), the proposal asked the company to reconstitute its board of directors by requiring two-thirds of the directors to be independent, establishing independent nominating and compensation committees and diversifying the board by expertise, gender and race. The Staff rejected the company's argument that the proposal was in fact three different proposals, despite the fact that the proposal required three or more different corporate actions.

Likewise, the Staff denied relief in Westinghouse Electric Corporation (available Jan. 27, 1995), McDonald's Corporation (available Dec. 2, 1992) and Ferrofluidics Corporation (available Sept. 18, 1992), over the companies' objections that the proposals, all of which dealt with executive compensation, violated the one-proposal rule. Indeed, in Ferrofluidics, the proposal contained six separate elements--each requiring different corporate action--dealing with base salary, executive loans, incentive compensation, the terms and number of stock options and stock option repricing. The Staff noted that all of the proposal's components related to "controlling executive compensation."

Most similar to the Proposal is the proposal at issue in Computer Horizons Corporation (available Apr. 1, 1993), which asked the board to "take all steps within its legal power to modify or terminate each plan, contract or arrangement which would significantly discourage potential offers to acquire the company, such as: the Rights Agreement and Rights issued thereunder; and contracts with directors or officers that provide for additional compensation or for additional assurances of continued employment in the event of a change of control of the company ("golden parachutes")." The company claimed that the proposal was really four different proposals, and the proponent responded that the unifying concept was the elimination of takeover defenses. The Staff sided with the proponent, noting that "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses." Here, as in Computer Horizons, the supposedly separate proposals contained in the Proposal are integral to the unifying concept—that of allowing shareholders to vote separately on corporate governance provisions that limit their ability to effect corporate action.

AT&T claims that the Proposal is more akin to those in which the Staff granted no-action relief on the ground that the proposals lacked a coherent unifying theme. However, the proposals at issue in the letters AT&T cites addressed many disparate issues. In Fotoball, Inc. (available May 6, 1997), for example, the proposal asked the company to impose a director stock ownership requirement, pay directors solely in stock, and impose an independence requirement. The Staff rejected the proponent's characterization of the proposal as relating to "director qualifications," which is unsurprising since the form of compensation is hardly a qualification for election. The proposal in Delta Air Lines, Inc. (available July 9, 1993) sought the resignation of the CEO, the separation of the chairman and CEO positions, the establishment of four employee directorships on the board, an independent study regarding the Pan Am

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acquisition and the institution of a policy regarding executive compensation.[1] In fact, in three of the letters on which AT&T relies, the proponents themselves characterized the submissions as multiple proposals. See IGEN International, Inc. (available July 3, 2000); Doskocil Companies Incorporated (available May 4, 1994); Philadelphia Electric Company (Jan. 8, 1993).

AT&T makes much of an assertion in a letter from me dated December 12, 2001, which responded to AT&T's request to reduce the number of proposals. AT&T characterizes as an admission my statement that the Proposal's unifying concept is to "require 'unbundling' of dissimilar matters presented for a single shareholder vote." AT&T offers this as proof that the elements of the Proposal—the different Shareholder Impairments—are so dissimilar that the Proposal lacks a unifying concept. My reference to dissimilar items, however, was aimed at the bundling of a management proposal regarding a transaction with the establishment of shareholder-unfriendly governance structures. In no way did that statement imply that the Shareholder Impairments deal with widely divergent issues.

The requirement of a separate vote for each Shareholder Impairment, moreover, is consistent with this concern, contrary to AT&T's assertion. The Fund believes that a shareholder could favor, for example, a classified board while disfavoring a restriction on shareholders' right to call a special meeting. Such a shareholder should be permitted to express its views separately on each Shareholder Impairment. Bundling all Shareholder Impairments together for a single vote, as AT&T has suggested, would run counter to the purpose of the Proposal.

Finally, AT&T points to the fact that some of the individual Shareholder Impairments have been the subject of shareholder proposals. This fact has no legal relevance, however, since it is also true of the elements of the proposals in all of the no-action letters cited above in which the Staff did not grant relief on multiple proposal grounds. Proposals dealing with individual takeover defenses, including poison pills and golden parachutes, the subjects of the proposal in Computer Horizons, have been submitted, as have proposals on board independence, committee independence and board diversity, all of which were addressed in the Ametek proposal. Proposals regarding individual components of executive compensation, such as base salary, incentive compensation, stock options, executive pensions, and option repricing, have been

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[1] See also Allstate Corporation (available Jan. 29, 1997) (allowing exclusion of proposal asking board to adopt cumulative voting and prohibit classification of board, reduction in board size or "manipulation of company shares that has the effect of diminishing the cumulative voting rights of the companies [sic] stockholders"); Bob Evans Farms. Inc. (available May 31, 2001) (granting relief with respect to proposal asking for the resignation of the board, the appointment of a trustee to select a new board, and the retention of an investment banker); MNC Financial Inc. (available Mar. 6, 1991) (proposal asking the company to take four actions to reduce operating losses, including rescinding certain compensation and seeking reimbursement for the personal use by the CEO of company aircraft, violated one-proposal rule).

submitted to many companies, yet the Staff did not grant relief in McDonald's, Westinghouse or Ferrofluidics.

In sum, the Fund is not attempting to circumvent the one-proposal rule by including disparate matters in a single proposal. Rather, the Proposal aims to give shareholders the opportunity to vote separately on certain kinds of shareholder-disempowering corporate governance features—those generally contained in a company's charter or bylaws and thus often established at the beginning of a company's existence. The inclusion of the Shareholder Impairments, which set forth the governance features the Fund believes warrant a separate vote, is integral to implementing that concept. Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(c).

Beyond the Company's Power or Authority

AT&T claims the Proposal is excludable pursuant to Rule 14a-8(i)(6) because the Company might create a new corporation under the law of a jurisdiction that does not permit the kinds of shareholder action contemplated by the Proposal, such as calling a special meeting, acting by written consent or amending the charter or bylaws. Of course, the Fund does not intend to require AT&T to obtain shareholder approval under these circumstances and would not object to amending the Proposal to provide as such. However, the Fund believes that the intent of the Proposal—to require shareholder approval for limits on shareholder power—is clear, and that shareholders would not be confused about the applicability of the Proposal under the circumstances described by the Company.

On a related note, AT&T argues that if it created a Delaware limited liability company ("LLC") it could not comply with the Proposal because LLCs do not have a board of directors. This argument highlights what the Fund believes to be a misunderstanding on AT&T's part regarding the Proposal: shareholder approval for the five listed Shareholder Impairments would not have to be obtained if the new corporation does not have the relevant governance feature. For example, if a Delaware LLC were formed, it could not have a classified board because it has no board. Accordingly, there would be no reason for shareholders to approve the establishment of a classified board with respect to that LLC.

Finally, AT&T contends that the governance structures of future corporations, including the three new corporations contemplated in connection with the purchase by Comcast Corporation ("Comcast") of AT&T's broadband business, may be outside AT&T's control. However, the Agreement and Plan of Merger among AT&T, Comcast, and certain other related parties, which sets forth the governance features of the new corporations, was negotiated by AT&T. In the future, AT&T could negotiate into similar agreements a provision recognizing AT&T's desire to submit particular governance features to separate shareholder votes. However, the Fund intends that the Proposal will operate prospectively and does not wish to put AT&T in an uncomfortable situation with respect to existing contractual obligations. The Fund is willing to revise the Proposal accordingly if the Staff deems necessary.

False or Misleading Statements

AT&T urges that certain material in the Proposal's supporting statement is false or misleading and that exclusion pursuant to Rule 14a-8(i)(3) is thus warranted. Specifically, AT&T points to a discussion of a past AT&T restructuring plan, now shelved, and claims that it misleads shareholders. However, the supporting statement makes clear that the restructuring proposed in July 2001 was not completed and that the special meeting of shareholders called to approve it was never held. The use of the past tense to describe that restructuring, together with the statement that "the special meeting was not held," is unambiguous. The discussion of the July 2001 restructuring is relevant to the subject matter of the Proposal because the governance features proposed for the now-abandoned AT&T Communications Services deprived shareholders of a number of rights and established a classified board of directors. These are the very kind of infringements on shareholder power that are at the heart of the Proposal.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

cc: John W. Thompson
Senior Attorney
AT&T Corporation
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
Fax: 908-221-4408

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 10, 2002

The proposal urges the "unbundling" of matters to be presented for shareholder vote in any future restructuring by AT&T that results in the creation of a new corporation.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(c). In this regard, we note particularly the proposal's focus on presenting separate matters to shareholder vote in an "unbundled" manner in response to recent AT&T proxy materials referenced in the supporting statement. Further, we note that the corporate governance matters on which the proposal urges the board to permit separate shareholder votes, if presented as a proposal to the board other than in the context of the subject proposal, may constitute more than one proposal for purposes of rule 14a-8(c).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for you view that AT&T may exclude the proposal under rule 14a-8(i)(6), as it may cause AT&T to breach existing contractual obligations. It appears this defect could be cured, however, if the proposal were revised to apply only to approval of future contractual obligations. Assuming the proponent provides AT&T with a proposal revised in this manner, within seven calendar days after receiving this letter, we do not believe that AT&T may omit the proposal from its from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Keir Devon Gumbs
Special Counsel